


SECUI 06009333 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/1/05 (MM/DD/YY) AND ENDING 4/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GERBRO SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

427 BEDFORD RD
(No. and Street)

PLEASANTVILLE (City) NY (State) 10570 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

914-741-2022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL SETTLER CPA PC
(Name – *if individual, state last, first, middle name*)

PO BOX 307 (Address) PLEASANTVILLE (City) NY (State) 10570 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 22 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM 9/20

OATH OR AFFIRMATION

I, JAMES GERBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GERBRO SECURITIES INC, as of APRIL 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James Gerber 6/26/06
Signature

PRESIDENT
Title

Theresa McCauley
Notary Public

THERESA McCAULEY
Notary Public, State of New York
No. 4856415
Qualified in Westchester County
Commission Expires July 7, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

MICHAEL S. SETTLER CPA PC

PO Box 307 Pleasantville NY [70] 10570

ADDRESS

Number and Street [71]	City [72]	State [73]	Zip Code [74]

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [✓ 16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]

4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER: GERBRO SECURITIES INC [13]

SEC FILE NO.: 8-13273 [14]

FIRM I.D. NO.: 1989 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

427 BEDFORD RD [20]
(No. and Street)

PLEASANTVILLE [21] NY [22] 10570 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 050105 [24]

AND ENDING (MM/DD/YY): 043006 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: MAX GERBER [30]

(Area Code) — Telephone No.: 914-741-2022 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ____

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: GERBRO SECURITIES INC — N 3 — 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 4/30/06 — 99
SEC FILE NO. 8- 13273 — 98
Consolidated — 198
Unconsolidated — 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 112170	200			$ 112170	750
2. Receivables from brokers or dealers:						
A. Clearance account	14977	295				
B. Other		300	$	550	14977	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	56130	424				
E. Spot commodities		430			56130	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440	5025	610	5025	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	2000	735	2000	930
12. TOTAL ASSETS	$ 183277	540	$ 7025	740	$ 190302	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GERBRO SECURITIES INC as of 4/30/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] [13]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[10] [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	37860 [1205]	[1385]	37860 [1685]
18. Notes and mortgages payable:			
A. Unsecured	22500 [1210]		22500 [1690]
B. Secured	[1211] [12]	[1390] [14]	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders [9] $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 60360 [1230]	$ [1450]	$ 60360 [1760]

Ownership Equity

		Total
21. Sole Proprietorship	[15]	$ [1770]
22. Partnership (limited partners)	[11] ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		49119 [1792]
C. Additional paid-in capital		40000 [1793]
D. Retained earnings		40823 [1794]
E. Total		129942 [1795]
F. Less capital stock in treasury	[16]	( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 129942 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 190302 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GERBRO SECURITIES INC as of 4/30/06

COMPUTATION OF NET CAPITAL

Line	Description	Amount	Code	Total	Code
1.	Total ownership equity from Statement of Financial Condition			$ 129942	3480
2.	Deduct ownership equity not allowable for Net Capital			( ) [19]	3490
3.	Total ownership equity qualified for Net Capital			129942	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 129942	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 7025	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(7025)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 122917	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options [30]		3730		
	4. Other securities 56130 x 15%	8420	3734		
	D. Undue Concentration 56130 − (122917 x 10%) x 15%	6576	3650		
	E. Other (List)		3736	(14996)	3740
10.	Net Capital			$ 107921	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GERBRO SECURITIES INC as of 4/30/06

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line	Description	Amount	Code
11.	Minimum net capital required (6⅔% of line 19)	$ 4024	3756
12.	*Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement* of subsidiaries computed in accordance with Note (A)	$ 50000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 50000	3760
14.	Excess net capital (line 10 less 13)	$	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description	Amount	Code	Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ 60360	3790
17.	Add:				
	A. Drafts for immediate credit 21	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
18.	Total aggregate indebtedness			$ 60360	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 55.93	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description	Amount	Code
21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22.	*Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of* subsidiaries computed in accordance with Note (A) 23	$	3880
23.	Net capital requirement (greater of line 21 or 22)	$	3760
24.	Excess capital (line 10 less 23)	$	3910
25.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GERBRO SECURITIES INC

For the period (MMDDYY) from 5/1/05 [3932] to 4/30/06 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 60172	3935
b. Commissions on listed option transactions		71673	3938
c. All other securities commissions		51384	3939
d. Total securities commissions		183229	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		47085	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue (INT INCOME 15109, UNREALIZED GAIN ON SEC AVAIL FOR SALE 28605)		43714	3995
9. Total revenue		$ 274028	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		115000	4120
11. Other employee compensation and benefits		18000	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense		956	4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		3110	4195
15. Other expenses		108066	4100
16. Total expenses		$ 245132	4200

NET INCOME

Item		Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 28896	4210
18. Provision for Federal income taxes (for parent only)		44	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 28852	4230

MONTHLY INCOME

Item		Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GERBRO SECURITIES INC

For the period (MMDDYY) from 5/1/05 to 4/30/06

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 11971	4240
A. Net income (loss)			28852	4250
B. Additions (Includes non-conforming capital of	29 $	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 40823	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GERBRO SECURITIES INC as of 4/30/06

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
    - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 4550
    - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained 4560
    - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 N.F. CLEARING 4335 8-26740 4570
    - D. (k)(3) — Exempted by order of the Commission (include copy of letter) 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (*See below for code*)	Name of Lender or Contributor	Insider or *Outsider?* (In or Out)	Amount to be Withdrawn (cash amount and/or Net *Capital Value of* Securities)	(MMDDYY) Withdrawal or *Maturity* Date	Expect to *Renew* (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

MICHAEL S. SETTLER, CPA, PC

Certified Public Accountants
PO BOX 307
PLEASANTVILLE, NY 10570
PHONE: 914- 769-7650
FAX: 914-769-0621
EMAIL: SETT2@AOL.COM

Michael S. Settler, CPA
Stephen Bortniker, CPA
Edward Zajaczkowski, CPA

June 21, 2006

Mr. James Gerber
Gerbro Securities, Inc.
427 Bedford Road
Pleasantville, NY 10570

Gentlemen:

1) We have reviewed the computation of Net Capital and the corresponding Focus Part IIA and find no material differences exist.

2) We have found no material inadequacies to exist in the firms Accounting System, Internal Controls or methods for safeguarding securities.

Respectfully submitted,

Michael S. Settler, CPA, PC

Gerbro Securities, Inc.
Financial Statements
April 30, 2006

MICHAEL S. SETTLER, C.P.A., P.C.

Certified Public Accountants

PO BOX 307
PLEASANTVILLE, NY 10570

PHONE: 914- 769-7650 EXT.2 #
FAX: 914-769-0621
EMAIL: SETT2@AOL.COM

Michael S. Settler, CPA
Steven R. Bortniker, CPA
Ed Zajaczkowski, CPA
Addy Silvestri
Marie Wayne

Gerbro Securities, Inc.
427 Bedford Road Suite 270
Pleasantville, NY 10570

Gentlemen:

We have examined the answers to the Financial Questionnaire of Gerbro Securities, Inc. as of April 30, 2006. Our examination was made in accordance with generally accepted auditing standards and accordingly, included a review of the system of internal control and the procedures as we considered necessary in the circumstances, including the audit procedures by the Securities and Exchange Commission.

In our opinion, the accompanying answers to the Financial Questionnaire presents fairly the financial position of Gerbro Securities, Inc. as of April 30, 2006, in the form required by the Securities and Exchange Commission, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

Respectfully submitted,

Michael S. Settler, CPA, PC
June 15, 2006

Gerbro Securities, Inc.
Balance Sheet
For The Year Then Ended April 30, 2006

Assets	
Current assets	
Cash in banks	$ 61,423
Commission & other receivables	14,977
Cash equivalents	50,747
Total current assets	127,147
Fixed assets	
Furniture & Computers	22,564
Less:Depreciation	22,564
Total net fixed assets	0
Other assets	
Investments	61,155
Security deposits	2,000
Total other assets	63,155
Total assets	$ 190,302
Liabilites & Equity	
Current liabilities	
Taxes payable	$ 589
Accrued expenses	37,271
Loan payable	22,500
Total liabilities	60,360
Equity	
Capital stock	49,119
Additional paid in capital	40,000
Unrealized gains on securities available for sale	28,605
Retained earnings	12,218
Total stockholders equity	129,942
Total liabilities & equity	$ 190,302

Income Statement
For The Year Then Ended April 30, 2006

Commission Income	$ 227,204
Expenses:	
Salaries & wages	133,000
Rent expense	17,301
Payroll tax expense	9,151
Quotron fees	13,088
Pension	33,250
Commissions paid	5,672
Dues, registrations & exchange fees	6,562
Legal & accounting fees	2,330
Office, postage & general expenses	1,020
Outside services	7,503
Supplies	3,448
Subscriptions and publications	1,659
Telephone and fax fees	3,445
Interest	956
Utilities	1,867
Insurance	1,509
Total expenses	241,761
Income/(Loss) from operations	(14,557)
Add: Interest income	15,109
Less:Provision for corporate taxes	(305)
Net Income/(Loss)	$ 247

Gerbro Securities, Inc.
Statement of Cash Flows
For The Year Then Ended April 30, 2006

Cash flows from operating activities	
Net income for period	$ 247
Adjustment to reconcile net income to cash:	
Depreciation	0
Changes in operating assets & liabilities:	
Provided by operating activities:	
Decrease in commission receivable	2,599
Decrease in taxes receivable	73
Increase in refund receivable	(171)
Increase in taxes payable	113
Decrease in accrued expenses	(6,634)
Net cash provided from operating activities	(3,773)
Cash flow from investing activities:	
Net Increase in Investments	(22,500)
Net Increase in Shareholder Loans	22,500
Net increase/(decrease) in cash	(3,773)
Add: cash beginning of year	115,943
Cash at end of year	$112,170

Gerbro Securities, Inc.
Statement of Retained Earnings
For The Year Then Ended April 30, 2006

Beginning Retained Earnings	$11,971
Add: net income/ (loss)	247
Ending Retained Earnings	$ 12,218

Gerbro Securities, Inc.
Schedule of Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
For The Year Then Ended April 30, 2006

Total Stockholders equity	$129,942
Deductions and/or charges	
Non allowable assets	7,025
Net Capital before haircusts on securities positions	122,917
Haircuts on securities	14,996
Net Capital	107,921
Less: Minimum capital requirements	50,000
Excess net capital	$ 57,921

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accrued expenses, short term loan payable and accounts payable	$ 60,360
Aggregate indebtedness	$ 60,360
Ratio of aggregate indebtedness to net capital	0.56:1.0

Gerbro Securities, Inc.
Notes to the Financial Statements
For The Year Then Ended April 30, 2006

1. Organization and Business Activity

Gerbro Securities, Inc. was incorporated in the State of New York in June of 1967 and is engaged in business as an introducing broker/dealer in Pleasantville, New York.

2. Summary of Significant Accounting Policies

Revenue Recognition and Commissions Receivable

Commission income on customers' securities transactions is recorded on a settlement date basis, generally the third business day following the transaction date. The clearing broker settles the total amount of commissions by the 15th day of the following month. The amount due is recorded as commissions receivable.

Clearing Transactions

The Company transmits all transactions through a clearing broker who maintains the customers' accounts.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to cash equivalents.

Use of Estimates in Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At April 30, 2006, the Company's net capital ratio was .5593 to 1, and its net capital was $ 107,921 as compared to the required net capital $50,000.

4. Operating Lease

The Company occupies office space under a lease agreement that expires on January 31, 2007. Aggregate future minimum annual rental payments under the lease agreement are as follows:

	Total Rent
2006	17,301
2007	1,370

Rent expense, including escalation charges for the year ended April 30, 2006 amounted to $17,301.

5. Profit Sharing Plan

The Company has a profit sharing plan covering all eligible employees. Contributions to the plan are at the discretion of the Company's Board of Directors. For the year ended April 30, 2006, the Company contributed $33,250 to the plan.

6. Supplemental Disclosures of Cash Flow Information

Cash paid during the year for income taxes was $ 305.00.

MICHAEL S. SETTLER, CPA, PC

Certified Public Accountants
PO BOX 307
PLEASANTVILLE, NY 10570
PHONE: 914- 769-7650
FAX: 914-769-0621
EMAIL: SETT2@AOL.COM

Michael S. Settler, CPA
Stephen Bortniker, CPA
Edward Zajaczkowski, CPA

Independent Auditor's Report on Internal Control

Officers and Directors
Gerbro Securities Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Gerbro Securities Inc. (the Company) for the year ended April 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly security examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management

with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish their objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2006 to meet the Commission's objectives. Also, we believe that the Company was in compliance with the conditions of the exemption at April 30, 2006, and no facts came to our attention that caused us to believe that such conditions had not been complied with during the year then ended.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Pleasantville, New York
June 21, 2006